Filed Pursuant to Rule 424(b)(3)
Registration No. 333-223022

OAKTREE REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 3 DATED JULY 15, 2021

TO THE PROSPECTUS DATED MAY 4, 2021

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Oaktree Real Estate Income Trust, Inc., dated May 4, 2021 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Oaktree Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purpose of this Supplement is to disclose:

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our entry into an Adviser Transition Agreement (the “Adviser Transition Agreement”) with the Oaktree Fund Advisors, LLC (the “Oaktree Adviser”) and Brookfield REIT Adviser LLC (the “Brookfield Adviser”);

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a series of related transactions authorized by our board of directors or otherwise contemplated in connection with our entry into the Adviser Transition Agreement, including, but not limited to, those listed herein, which we refer to collectively as the “Adviser Transition”; and

•	updates to the Prospectus.

Adviser Transition Agreement

On July 15, 2021, we entered into the Adviser Transition Agreement with the Adviser and the Brookfield Adviser, an affiliate of Brookfield Asset Management Inc. (together with its affiliates, “Brookfield”), pursuant to which (i) we will accept the resignation of the Oaktree Adviser as our external adviser under the Advisory Agreement (the “Existing Advisory Agreement”), and (ii) we will enter into a new advisory agreement with the Brookfield Adviser (the “New Advisory Agreement”), in each case, subject to the conditions of the Adviser Transition Agreement, to become effective as of the date and time (the “Transaction Effective Date”) that the SEC declares effective our registration statement on Form S-11 (File No. 333-255557) for our follow-on public offering (the “Follow-on Offering”). The Oaktree Adviser is expected to continue as sub-adviser with respect to certain of our existing investments as well as our liquid securities portfolio following the Adviser Transition, as more fully described below.

Brookfield is a leading global alternative asset manager with over $600 billion of assets under management as of March 31, 2021, across real estate, infrastructure, private equity and credit. Building on a history as an owner and operator that dates back more than 100 years, Brookfield invests in long-life assets and businesses—many of which help support the backbone of today’s global economy—as well as in the debt securities of these assets and businesses. Brookfield uses its global reach, access to large-scale capital and operational expertise to offer a range of alternative investment products to investors around the world—including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth. On September 30, 2019, Brookfield acquired 61.2% of Oaktree’s business. Subsequently, Brookfield and Oaktree have continued to operate their respective businesses independently. As of December 31, 2020, Brookfield had approximately 150,000 operating employees and 1,000 investment professionals.

Brookfield’s Real Estate Capabilities

Brookfield’s real estate business is one of the world’s largest investors in real estate, with approximately $210 billion of assets under management as of March 31, 2021 across office, multifamily, logistics, retail, hospitality, mixed-use and alternative real estate (such as life sciences, manufactured housing, student housing and serviced apartments). Within the United States, Brookfield manages $132 billion in assets across approximately 1,200 properties and significant on-the-ground operations managed out of 12 regional offices. Through its deep global sourcing network of over 500 real estate professionals and 24,400 operating employees around the world, Brookfield seeks to acquire high-quality assets in supply-constrained markets and execute operational enhancements to deliver consistent cash flows. Building on Brookfield’s history of successfully operating properties through multiple market cycles, Brookfield’s long-term goal is to generate strong risk-adjusted returns while mitigating downside risk.

Potential Competitive Strengths

We believe that the Adviser Transition may enable us to realize the following five primary benefits:

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Access to a leading global real estate business with experience over multiple market cycles. Brookfield is one of the world’s largest investors in real estate, with approximately $210 billion of assets under management as of March 31, 2021 across office, multifamily, logistics, retail, hospitality, mixed-use and alternative real estate (such as life sciences, manufactured housing, student housing and serviced apartments). Through its deep global sourcing network, Brookfield seeks to acquire high-quality assets in supply-constrained markets and execute operational enhancements to deliver consistent cash flows. Real estate is the largest of Brookfield’s four main business lines, and Brookfield’s real estate business has invested over $85 billion of equity in real estate since 1987.

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Brookfield’s operational expertise. Building on Brookfield’s history of successfully operating properties through multiple market cycles, the Adviser will employ an operations-oriented approach to surface value through intensive asset management, proactive leasing and capital initiatives. With access to 24,400 real estate operating employees across sectors, the Adviser will seek to leverage Brookfield’s in-house expertise and operating capabilities to enhance value and execute business plans with certainty.

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An investment team with the ability to access deal flow that is proprietary and less competitive. Brookfield believes its deal sourcing networks provide a distinct advantage in identifying opportunities, allowing it to transact often on a proprietary or direct basis with fewer competitors. The Adviser will leverage Brookfield’s regionally-focused network of acquisitions, asset management, leasing and operations professionals, which consists of 12 offices, more than 300 real estate professionals and approximately 6,100 operating employees in the United States, as an ongoing source of inbound deal flow for us. Furthermore, with a broader real estate business comprising over 500 real estate professionals worldwide, Brookfield also has a substantial presence in several large global cities which is expected to lead to selective investment opportunities for us. We will also utilize Brookfield’s sophisticated mergers and acquisitions expertise as well as its extensive network of long-standing industry relationships to execute a large number of transactions across the full spectrum of complexity (e.g., individual asset acquisitions, large portfolio deals, privatizations and carve-outs) where not all firms can compete.

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Deep market knowledge and sector expertise. Over more than 30 years, Brookfield has deployed a significant amount of capital into real estate investments globally, developing significant ownership and management expertise across a variety of markets and real estate sectors. Holdings as of March 31, 2021 include:

•	162 million square feet of Class-A office properties;

•	27 million square feet of logistics properties;

•	approximately 50,700 owned and 23,000 managed multifamily units;

•	7,000 single-family rental properties;

•	approximately 31,000 hotel rooms; and

•	141 million square feet of high-quality retail properties.

The large scale of Brookfield’s portfolio provides access to propriety real-time market data, allowing the Adviser to identify trends and attractive market conditions impacting our portfolio and investment strategy more quickly than our competitors, which is used to inform both investment and portfolio management decisions. We believe this advantage is unique to Brookfield and will enable us to construct a superior portfolio of high-quality, long-term assets.

•	Access to Oaktree’s credit investing expertise. Oaktree manages $153 billion in assets as of March 31, 2021 and has a long history of making opportunistic, value-oriented and risk-managed debt investments that complement Brookfield’s long-term, contrarian investment style and focus on the protection of capital. We believe that access to Oaktree’s broad and deep credit experience through Brookfield’s ownership interest in Oaktree and the Adviser’s sub-advisory relationship with the Oaktree Adviser will allow us to opportunistically pivot our liquid securities investments across property types and throughout the capital structure to optimize investments, ensure adequate liquidity for our share repurchase plan and facilitate large acquisitions.

Transactions Related to the Adviser Transition

As part of the Adviser Transition, we expect to consummate the following transactions, subject to certain closing conditions, including regulatory approvals, as set forth below:

Articles of Amendment

We expect to file Articles of Amendment to our charter to change our name from “Oaktree Real Estate Income Trust, Inc.” to “Brookfield Real Estate Income Trust Inc.” on the Transaction Effective Date.

UPREIT Conversion

We expect to convert (the “Conversion”) from our current organizational structure into an “UPREIT,” which means that we will own substantially all of our assets through Oaktree Real Estate Income Trust Holding, L.P. (the “Operating Partnership”), an existing subsidiary of the Company. We expect to operate the Operating Partnership in accordance with an amended and restated limited partnership agreement of the Operating Partnership (the “Operating Partnership Agreement”), by and among us, Brookfield REIT OP GP LLC, a wholly-owned subsidiary of the Company that we will form, as general partner, Brookfield REIT OP Special Limited Partner L.P. (the “Special Limited Partner”), a newly formed Brookfield affiliate as special limited partner, and the limited partners party thereto from time to time. Pursuant to the Operating Partnership Agreement, the Special Limited Partner will hold a performance participation interest in the Operating Partnership that entitles it to receive distributions at the same rate as the performance fee currently payable to the Oaktree Adviser under the Existing Advisory Agreement.

Articles Supplementary

We expect to file Articles Supplementary to our charter redesignating 25,000,000 authorized but unissued shares of each of our Class T, Class D, Class S and Class C common stock as Class E common stock, par value $0.01 per share (the “Class E Shares”), which we expect will be issued only to the Brookfield Adviser and certain of its affiliates and employees in one or more private placements, and which will not be subject to the management fees pursuant to the terms of the New Advisory Agreement. Similarly, we expect the Operating Partnership Agreement to designate a class of units representing a limited partner interest in the Operating Partnership (“Operating Partnership units”) to be known as Class E units, which will be issued only to the Special Limited Partner, the Brookfield Adviser or certain of their respective affiliates, and which will not be subject to the performance participation allocations pursuant to the terms of the Operating Partnership Agreement.

Brookfield Contributions

In connection with the Adviser Transition, Brookfield expects to contribute to us interests in certain high quality, income-producing real property investments, including a multifamily property in Kissimmee, Florida, a multifamily property in Nashville, Tennessee, and a minority joint venture interest in an office property located in London, United Kingdom, which interests are expected to have a gross unlevered value of over $400 million (with an expected equity contribution value of over $180 million). We collectively refer to these assets as the “Brookfield Portfolio.” The aggregate consideration payable for such assets will be equal to the value of the Brookfield Portfolio based on an appraisal from Altus Group U.S. Inc. to be obtained as of a recent date prior to the contribution, to be paid in the form of (i) the assumption of certain debt related to the Brookfield Portfolio and (ii) the issuance to Brookfield or one or more of its affiliates of a number of our Class I shares, Class E shares or Operating Partnership units, or any combination thereof, equal to the appraised value minus the fair value of debt assumed by us or the Operating Partnership, with the value of such Class I shares, Class E shares or Operating Partnership units based on our most recently determined NAV or the most recently determined NAV of the Operating Partnership, as applicable, immediately prior to the completion of the contributions. We refer to these proposed contributions collectively as the “Brookfield Contributions.” Brookfield has agreed to use its commercially reasonable efforts to consummate the Brookfield Contributions on or within a reasonable period of time following the Transaction Effective Date. However, Brookfield is not obligated to contribute any of the assets in the Brookfield Portfolio to the extent that Brookfield determines in good faith that making such contribution at such time and such valuation would not be in our best interest or the best interest of the Brookfield affiliate that owns the applicable asset, and thus, there can be no assurance that the Brookfield Contributions will take place as contemplated herein or at all.

Disposition of Certain Investments

Our board of directors, including all of our independent directors, has authorized us to enter into one or more purchase and sale agreements with an affiliate of Oaktree, pursuant to which we will agree to sell to Oaktree or its affiliate all of our interests in the Atlantis Mezzanine Loan and the Ezlyn Joint Venture at a price equal to the aggregate fair value of such investments, as determined in connection with our most recently determined NAV immediately prior to the closing of such purchase (the “Dispositions”).

New Advisory Agreement

We have agreed to engage the Brookfield Adviser as our external adviser pursuant to the New Advisory Agreement as of the Transaction Effective Date. The agreed material terms of the New Advisory Agreement are generally consistent with the Existing Advisory Agreement, provided that (i) the management fee payable to the Brookfield Adviser will equal 1.25% of our NAV for the Class T, Class S, Class D, Class I and Class C shares per annum payable monthly (we will not pay the Brookfield Adviser a management fee with respect to the Class E shares), (ii) the performance fees currently payable to the Oaktree Adviser under the Existing Advisory Agreement will be replaced with the Special Limited Partner’s performance participation interest in the Operating Partnership and (iii) the Brookfield Adviser will be entitled to reimbursement for administrative service expenses, including, but not limited to, personnel and related employment costs incurred by the Brookfield Adviser or its affiliates in performing administrative services on our behalf (including legal, accounting, investor relations, tax, capital markets, financial operations services and other administrative services), provided that no reimbursement shall be made for expenses related to personnel of the Brookfield Adviser and its affiliates who provide investment advisory services to us pursuant to the New Advisory Agreement or who serve as our directors or executive officers as designated by our board of directors.

In addition, as part of the Adviser Transition, the Brookfield Adviser has agreed to purchase on the Transaction Effective Date the Oaktree Adviser’s receivables related to the organization and offering expenses previously incurred by the Oaktree Adviser on our behalf. From and after the Transaction Effective Date, the Brookfield Adviser has agreed to advance all of our organization and offering expenses on our behalf (other than upfront selling commissions, dealer manager fees and stockholder servicing fees) through July 6, 2022. We will reimburse the Brookfield Adviser for all such advanced expenses ratably over the 60 months following July 6, 2022. We will reimburse the Brookfield Adviser for any organization and offering expenses that it incurs on our behalf as and when incurred after July 6, 2022. Our organization and offering expenses may include the organization and offering expenses of feeder vehicles primarily created to hold our shares of common stock as well as the Operating Partnership. In addition, the Brookfield Adviser will be entitled to reimbursement of out-of-pocket expenses incurred by the Brookfield Adviser on behalf of us and the Operating Partnership prior to the Transaction Effective Date, subject to the same reimbursement schedule for organization and offering expenses described above.

Sub-Advisory Agreements

We (i) expect to engage the Oaktree Adviser as our sub-adviser to select and manage our liquid assets (cash, cash equivalents, other short-term investments, U.S. government securities, agency securities, corporate debt, liquid real estate-related, equity or debt securities and other investments for which there is reasonable liquidity) pursuant to a sub-advisory agreement and (ii) have agreed to engage the Oaktree Adviser to manage certain of our real estate properties (the “Equity Option Investments”) and real estate-related debt investments (the “Debt Option Investments” and, together with the Equity Option Investments, the “Oaktree Option Investments”) that we acquired prior to our entry into the Adviser Transition Agreement pursuant to a separate sub-advisory agreement.

Option Investments Purchase Agreement

We have agreed to enter into an Option Investments Purchase Agreement with Oaktree (the “Option Investments Purchase Agreement”), pursuant to which Oaktree will have the right to purchase the Operating Partnership’s entire interest in all of the Equity Option Investments or all of the Debt Option Investments, or both, for a period of 12 months following the earlier of (i) 18 months after the date upon which the Adviser Transition is completed and (ii) the date on which we notify Oaktree that we have issued in the aggregate $1 billion of our common stock to non-affiliates after the date the Adviser Transition is completed (such 12-month period, the “Option Period”) at a price equal to the fair value of the applicable Option Investments, as determined in connection with our most recently determined NAV immediately prior to the closing of such purchase.

In addition, to the extent Oaktree desires to purchase one or more of the Option Investments during the Option Period (in lieu of exercising its option to purchase the Operating Partnership’s entire interest in all of the Equity Option Investments or all of the Debt Option Investments, or both), we expect to agree pursuant to the Option Investments Purchase Agreement to evaluate in good faith whether such sale may be effected and structured in a manner that is consistent with our board of directors’ fiduciary duties to us. Any such sale would be subject to the approval of our independent directors and the determination by the independent directors that such sale is in the best interests of our stockholders.

Dealer Manager Transition

Our board of directors has agreed to terminate our dealer manager agreement with Independent Brokerage Solutions LLC (formerly, SDDCo Brokerage Advisors, LLC) (“IndeBrokers”), effective as of the Transaction Effective Date. IndeBrokers will continue to serve as the dealer manager for this offering until the Transaction Effective Date.

We have agreed to enter into a new dealer manager agreement with Brookfield Oaktree Wealth Solutions, LLC (“BOWS”), an affiliate of Brookfield and the Brookfield Adviser, pursuant to which BOWS will serve as the dealer manager for the Follow-on Offering. We expect that the new dealer manager agreement will provide for customary underwriting terms consistent with market norms and our existing share class structure and related selling commissions, dealer manager fees and stockholder servicing fees; provided, however, that under the new dealer manager agreement BOWS will not be entitled to receive the monthly retainer payable to IndeBrokers under our existing dealer manager agreement. In addition, from and after the Transaction Effective Date, the Company’s stockholder servicing fee will be charged with respect to all Class T, S and D shares issued pursuant to our distribution reinvestment plan, including shares issued to stockholders who initially purchased shares in this initial public offering.

Changes to Our Board of Directors

Our board of directors increased the size of the board of directors from seven directors to 13 directors, and appointed the following individuals to fill the six vacancies created by such increase, in each case effective as of the Transaction Effective Date:

Name	Age	Position
Brian W. Kingston	47	Chairman of the Board
Zachary B. Vaughan	43	Director
Lori-Ann Beausoleil	58	Independent Director
Richard W. Eaddy	59	Independent Director
Thomas F. Farley	65	Independent Director
Lis S. Wigmore	58	Independent Director

Biographical information with respect to each these individuals is set forth below.

Brian W. Kingston has served as a Managing Partner and Chief Executive Officer of Brookfield’s Real Estate Group and Brookfield Property Partners L.P. since 2015. Mr. Kingston joined Brookfield in 2001. Under his leadership, Brookfield has conducted a wide range of mergers and acquisitions, including investments in Forest City Realty Trust, Inc., General Growth Properties, Inc. and Canary Wharf Group plc. Mr. Kingston previously led Brookfield’s Australian business activities from 2001 to 2010, holding the positions of Chief Executive Officer of Brookfield Office Properties Australia, Chief Executive Officer of Prime Infrastructure and Chief Financial Officer of Multiplex. Mr. Kingston holds a Honors Bachelor of Commerce in from Queens University. We believe that Mr. Kingston will be a valuable member of our board of directors because of his vast real estate experience, his history with Brookfield and his leadership of Brookfield’s Real Estate Group.

Zachary B. Vaughan has served as a Managing Partner in Brookfield’s Real Estate Group since 2017 and oversees Brookfield’s open-ended real estate activities globally, including investments, portfolio management and new fund formation. Prior to that, he was Head of Europe, based in London, overseeing all of Brookfield’s real estate activities in the region. Mr. Vaughan joined Brookfield in 2012 and has been involved in numerous mergers and acquisitions, including investments in Thayer Lodging Group, Inc., Center Parcs UK, Gazeley, Student Roost, MPG Office Trust, Inc., Associated Estates Realty Corporation and the Interhotels Group. Prior to joining Brookfield, Mr. Vaughan worked at Canada Pension Plan Investment Board (CPPIB) and Reichmann International as Director of Acquisitions. Mr. Vaughan holds a B.A. in Honors Economics from The University of Western Ontario. We believe that Mr. Vaughan will be a valuable member of our board of directors because of his extensive real estate and investment experience, his history with Brookfield and his leadership of Brookfield’s Real Estate Group.

Lori Ann Beausoleil has served as a member of the board of trustees of Canadian Apartment Properties Real Estate Investment Trust (TSX: CAR.UN), WPT Industrial Real Estate Investment Trust (TSX: WIR.U; WIR.UN); and Slate Office REIT (TSX: SOT.UN) since June 2021, February 2021 and January 2021, respectively. Ms. Beausoleil brings over 35 years of financial and real estate experience and is a member of the Canadian Chartered Professional Accountants and the Chartered Professional Accountants of Ontario. From 1999 to 2021, Ms. Beausoleil was a Partner at PricewaterhouseCoopers Canada, where she was a National Leader of the Compliance, Ethics and Governance practice and a Real Estate Advisory Partner, also previously served as the Canadian Real Estate leader and the firm’s Chief Diversity and Inclusion Officer. Ms. Beausoleil is a member of the board of directors and chair of the audit committee of a charitable organization, Black Opportunity Fund. Ms. Beausoleil holds a Bachelor of Commerce from the University of Toronto. We believe that Ms. Beausoleil will be a valuable member of our board of directors because of her significant experience in the real estate industry, including having served as both an executive officer and a member of the board of directors of other public REITs, as well as her extensive experience with accounting and financial reporting matters.

Richard W. Eaddy has served as a Senior Managing Director at Savills plc (LSE: SVS) in its brokerage/advisory practice since July 2008. Mr. Eaddy has over 30 years of experience in real estate, and ten of those years he spent holding full-time state and city-appointed government offices, including serving as project manager for the Grand Central Terminal redevelopment from 1992 to 1996, Executive Director and Chief Executive Officer of Harlem CDC from 1996 to 1998, and Deputy Borough President of the Bronx from 1998 to 2001. In addition, he has held numerous positions in the private and nonprofit sectors, managing commercial projects and initiatives throughout New York City and has been involved with various real estate projects throughout the city. Mr. Eaddy currently serves as a member of the NYC Planning Commission and serves on the board of numerous civic and philanthropic organizations, including the Skyscraper Museum, the Community Service Society of New York, the Bowery Residents’ Committee and Madison Square Boys and Girls Club. In addition, Mr. Eaddy is a member of the Real Estate Board of New York (“REBNY”) and was a co-recipient of REBNY’s 2021 Edward S. Gordon Memorial Award for Most Ingenious Deal of the Year. Mr. Eaddy holds M.S. in Real Estate Development from Columbia University and a B.A. in Social Studies and Theater from Wesleyan University. We believe that Mr. Eaddy will be a valuable member of our board of directors and will have a unique insight into our investment activities because of his extensive experience in the real estate industry.

Thomas F. Farley is a corporate director with over 40 years of real estate industry experience. He has served as chair of the board of trustees of Slate Office REIT (TSX: SOT.UN) since January 2021 and as a member of its board of trustees since June 2017. Mr. Farley has also served as a member of the board of trustees of Slate Grocery REIT (TSX: SGR.UN; SGR.U) since 2014, and as chair of its board of trustees from 2014 to 2020. Prior to these positions, Mr. Farley was chair of the board of directors of Brookfield Canada Office Properties and President and Global Chief Operating Officer of Brookfield Office Properties from 2010 to 2014. Further, he served as chair of the board of directors of Brookfield Johnson Controls from 2003 to 2014. Mr. Farley received a Certificate in Real Estate Finance (CRF) designation from the Real Estate Institute of Canada, he completed the executive management program of the American Management Institute and holds a B.A. from the University of Victoria. We believe that Mr. Farley will be a valuable member of our board of directors because of his significant experience in the real estate industry and his experience as a member of the board of directors of several other public REITs.

Elisabeth S. Wigmore has served as a member of the board of directors, chair of the governance and compensation committees, and a member of the investment committee of Artis Real Estate Investment Trust (TSX: AX.UN) since 2020. She served as the chair of governance at Pinchin Ltd. from 2018 to 2021, and served as a member of the board of directors of Pure Industrial Real Estate Trust from 2017 to 2018, Invesque Inc from 2018 to 2019, and Fred Victor from 2013 to 2019. She was also Chief Operating Officer of IPC US Real Estate Investment Trust from 2001 to 2007. Ms. Wigmore holds a M.B.A. from York University (Schulich), a C.Dir. from DeGroote School of Business and Certificate in Cyber-Risk from the Software Institute at Carnegie Mellon University. We believe that Ms. Wigmore will be a valuable member of our board of directors because of her more than 30 years of real estate experience.

In connection with the Adviser Transition, each of the following individuals, constituting all of the current members of our board of directors, has tendered his or her resignation as a member of our board of directors, effective as of the Transaction Effective Date: John Brady, Derek Smith, Manish Desai, Howard Heitner, James Martin, Robert Cavanaugh, and Catherine Long.

Changes to Our Executive Officers

Our board of directors has determined to remove all of our existing appointed officers, and we expect our board of directors to appoint the following individuals to serve as our executive officers, in each case effective as of the Transaction Effective Date:

Name	Age	Position
Zachary B. Vaughan	43	Chief Executive Officer
Manish H. Desai	41	President and Chief Operating Officer
Dana E. Petitto	43	Chief Financial Officer
Michelle L. Campbell	50	Secretary

Biographical information with respect to Mr. Vaughan is set forth above under “Changes to Our Board of Directors.” The biographies of each of the other expected executive officers are included below.

Manish H. Desai has served as our President since July 2017 and as a member of our board of directors since February 2018. Mr. Desai has also served as a Managing Director of Oaktree since 2014. Mr. Desai joined Oaktree in 2004 and has been involved in the investment and management of its real estate funds. As a Managing Director, his responsibilities include acquisitions, dispositions, financings and re-financings, asset management, development and redevelopment of all property types, with a primary focus on corporate transactions. He has worked with a number of Oaktree’s real estate portfolio companies and has served on the board of directors of STORE Capital Corp. and International Market Centers, Inc. (both specialty REITs). Prior to joining Oaktree, Mr. Desai served as an analyst for Morgan Stanley’s real estate investment strategies from 2001 to 2003, where he was involved in a number of advisory assignments, including the spin-off and restructuring of Fairmont Hotels, as well as the evaluation of numerous properties and portfolios for acquisition. Mr. Desai holds a B.A. in Public Policy with a secondary major in Economics from Stanford University.

Dana E. Petitto has served as a Managing Director of Finance in Brookfield’s Real Estate Group since 2018, where she is responsible for consolidation and reporting of the results and performance of Brookfield Property Partners L.P. Ms. Petitto joined Brookfield in 2005 and has held numerous roles across the organization during her tenure. She was initially Assistant Controller for Brookfield Office Properties, followed by Vice President and Controller and then Senior Vice President, Finance, before moving to Brookfield Property Partners L.P. in 2013, where she served as Senior Vice President, Finance until 2018. Prior to joining Brookfield, Ms. Petitto was a manager in the corporate finance department of Bristol-Myers Squibb Company from 2003 to 2005, following three years in the audit group at KPMG LLP. Ms. Petitto holds a B.S. in Accounting from the A.B. Freeman School of Business at Tulane University.

Michelle L. Campbell has served as a Senior Vice President in Brookfield’s Real Estate Group since 2016. Ms. Campbell previously served in various legal positions since joining Brookfield in 2007. Ms. Campbell has served on the board of directors for Brookfield DTLA Fund Office Trust Investor, Inc. (NYSE: DTLA-P) since 2014 and as its Senior Vice President and Secretary since 2016. Ms. Campbell holds an Honors Bachelor of Business Administration from Wilfred Laurier University and an Honors Bachelor of Laws from the University of Western Ontario.

On or before the Transaction Effective Date, we will enter into indemnification agreements with each of the newly appointed directors and officers listed above. We expect that the form, terms and provisions of such indemnification agreements will be consistent with the indemnification agreements between us and our existing directors and officers.

Interim Period Operations

During the period from the date hereof until the earlier of the termination of the Adviser Transition Agreement in accordance with its terms and the Transaction Effective Date (the “Interim Period”), we have agreed to operate in manner consistent with the terms set forth in the Adviser Transition Agreement, including using commercially reasonable efforts to (i) act and carry on our business in the ordinary course of business consistent with past practice and (ii) maintain and preserve our and our subsidiaries’ business organization, operations, tenants, prospects, relationships (including with participating broker-dealers and other distributors of our public and private offerings), assets and properties (other than the assets to be sold pursuant to the Dispositions). In addition, pursuant to the Adviser Transition Agreement, we and Oaktree have agreed to consult with Brookfield on all material decisions relating to our business during the Interim Period, and have agreed not to take (or cause our subsidiaries to take) certain actions without the prior written consent of Brookfield, as set forth in the Adviser Transition Agreement, including, without limitation, purchasing any new investments or selling, leasing, pledging or otherwise disposing of or encumbering any of our properties or assets (although such limitations do not restrict our ability to purchase or sell any real estate-related securities, structured products or cash equivalents for purposes of managing our liquidity consistent with our past practice).

Waiver of Early Repurchase Deduction and Amendment of Share Repurchase Plan

Our board of directors has waived the early repurchase deduction under our share repurchase plan to allow all of our stockholders who desire to seek liquidity during the Interim Period to receive the full NAV per share when their shares are repurchased regardless of whether their shares have been outstanding for one year. This suspension of the early repurchase deduction pursuant to our share repurchase plan is effective until the Transaction Effective Date.

In addition, our board of directors has approved a new form of Share Repurchase Plan, which will incorporate our Class E shares and remove our board of directors’ ability terminate our share repurchase plan, and which will be effective as of the Transaction Effective Date.

Company Tender Offer and Brookfield Commitment Letter

Our board of directors has approved commencement of a cash tender offer to our stockholders (the “Tender Offer”) only if repurchase requests pursuant to our share repurchase plan exceed either (1) 5% of the Company’s NAV during either the July 2021 or August 2021 monthly repurchase periods, for which repurchase requests must be submitted by 4:00 p.m. ET on July 29, 2021 or August 30, 2021, respectively, or (2) 8% of NAV for the July and August monthly repurchase periods combined, for which the same repurchase request deadlines apply (we refer to clauses (i) and (ii) as the “Tender Offer Conditions”), pursuant to which we would agree to purchase up to $150 million of our outstanding common stock at a price equal to our most recently determined NAV available 10 Business Days prior to the expiration date of the Tender Offer, subject to certain pro rata cut backs and other terms and conditions. The Oaktree Investor, which holds 1,055,947 shares of our Class I common stock as of the date of this Supplement, does not intend to participate in the Tender Offer, if such Tender Offer occurs.

To fund the Tender Offer, and subject to the satisfaction of the Tender Offer Conditions, Brookfield has committed to purchase up to $150 million of our Class I or Class E shares or Operating Partnership units, or any combination thereof, in each case, at the price per share or Operating Partnership unit, as applicable, equivalent to the Tender Offer price.

Tender Offer Statement. The Tender Offer has not yet commenced and will not commence unless a Tender Offer Condition occurs. This communication is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the Company’s common stock. Upon satisfaction of any Tender Offer Condition and on the commencement date of the Tender Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related materials, will be filed with the SEC by the Company. The solicitation and offer to buy shares of the Company’s common stock will only be made pursuant to the offer to purchase, the letter of transmittal and the related materials that the Company will file as part of the Schedule TO. Holders of the Company’s common stock should carefully read those materials when they are available because they will contain important information, including the various terms and conditions of the Tender Offer. Neither the Company nor its board of directors make any recommendation as to whether to tender shares. If the Tender Offer is made, stockholders may obtain free copies, when available, of the tender offer statement on Schedule TO, the offer to purchase, the letter of transmittal and the related materials that will be filed by the Company with the SEC at the commission’s website at www.sec.gov.

Line of Credit

We expect to enter into a enter into a line of credit with the Company on or within a reasonable time following the Transaction Effective Date on terms substantially consistent with the Company’s current line of credit with Oaktree Fund GP I, L.P., which will terminate in connection with the Adviser Transition.

Updates to the Prospectus

Investment Strategy

Set forth below is our proposed investment strategy from and after the Transaction Effective Date. The following disclosure updates and should be read in conjunction with all disclosure throughout the Prospectus regarding our investment strategy.

From and after the Transaction Effective Date, our investment strategy will be to invest in a diversified portfolio of:

•	Income-producing real estate: High-quality properties in desirable locations – primarily income-producing U.S. commercial real estate with upside potential through active asset management;

•	Real estate-related debt: Performing real estate debt, primarily commercial first mortgages and mezzanine loans; and

•	Real estate-related securities: Real estate-related securities, structured products and cash equivalents for purposes of liquidity management.

We anticipate approximately 80% of our portfolio (potentially ranging between 65% and 90%) will be comprised of income-producing real estate, and approximately 20% of our portfolio (potentially ranging between 10% and 35%) will be comprised of real estate-related debt and real estate-related securities. We expect that our real property investments will primarily be multifamily, logistics and office assets, although we may selectively invest in grocery-anchored retail properties, limited service or extended-stay hotel properties and alternative real estate sectors where the Adviser has meaningful capabilities such as self-storage, life sciences, single family housing, senior living, and student housing. The majority of our portfolio will be concentrated in the United States, but we may selectively invest in large global cities where Brookfield has comprehensive capabilities, such as Toronto, London, Sydney and Seoul. We expect that our real property investments will generally be fee simple interests, but may also include leasehold interests. Importantly, the percentage of our portfolio that is invested in each investment type may vary from time to time due to factors such as larger inflows of capital over a short period of time, availability of attractive investment opportunities or an increase in anticipated cash requirements for our share repurchase plan.

Through its affiliation with Brookfield ’s real estate business, the Brookfield Adviser acquires, manages and sells properties and other real estate-related investments in our portfolio on our behalf, subject to the oversight of our board of directors. Brookfield is one of the world’s largest investors and operators of real estate, with a global portfolio of approximately $210 billion of assets under management as of March 31, 2021 across various strategies. Through its affiliated management companies (including Brookfield Properties), Brookfield directly provides property management, leasing, capital and development services to its real estate portfolio. This hands-on approach provides the Brookfield Adviser a distinct perspective into “real-time” trends across commercial property sectors. In addition to its significant operating capabilities, Brookfield has extensive investment reach with over 500 real estate professionals globally, and an established reputation as a partner of choice for a ranges of property transactions. Our objective will be to bring these resources and Brookfield’s market-leading investment and operating capabilities to income-focused property investors.

Our investment strategy will capitalize on the capabilities of Brookfield’s real estate business where key decisions are informed by the on-the-ground trends we see in the properties we own and operate. Brookfield has a distinct advantage in the size and breadth of its sector “verticals,” which provides dedicated and specialized investment, asset and property management resources. Through these verticals, Brookfield can identify and execute on a meaningful amount of individual property transactions that can often be sourced “off-market”. The organization also has the rare capacity and resources to source and execute large-scale, complicated transactions that limit the competitive pool, including public-to-private company acquisitions, large portfolio acquisitions and recapitalizations. We will also seek to leverage Brookfield’s extensive market network and relationships in addition to our earned reputation as a preferred partner that can execute on investment opportunities with speed and certainty. Finally, Brookfield has substantial capabilities in integrating and onboarding new properties and portfolio companies seamlessly with its existing operations.

We will seek to achieve attractive risk-adjusted returns through investments in real estate assets with an emphasis on stable current income and long-term growth potential. Consistent with Brookfield’s investment philosophy, we will seek to achieve attractive returns and mitigate downside risk through (i) appropriate asset and market and submarket selection; (ii) acquiring at attractive values relative to replacement cost and market dynamics; (iii) taking a conservative approach to financial leverage; and (iv) utilizing Brookfield’s operating companies to strengthen and grow property cash flows. Our real estate-related debt strategy will seek to achieve high current income and superior risk-adjusted returns.

Lastly, our investments in real estate-related securities, in addition to serving our investment purposes, will also provide a source of liquidity for our share repurchase program and general cash management. Combining Brookfield’s market-leading sourcing and investment capabilities with a best-in-class operating platform and Oaktree’s credit capabilities is a competitive advantage the Brookfield Adviser and the Oaktree Adviser, as sub-adviser, provide to our company.

We believe that our open-ended, perpetual life structure will provide the flexibility necessary to create a diversified portfolio of high-quality assets for long-term hold. With our long-term investment horizon, we anticipate that we will create meaningful income and attractive total returns for our investors.

Real Estate Investments

We will seek to acquire high-quality properties in desirable locations that feature stable income with limited near-term capital needs. Brookfield will seek to enhance cash flows and capital value through active asset and property management, including leasing and, in select cases, capital renovation projects. Through the use of conservative leverage, the Brookfield Adviser will seek to capitalize on the favorable interest rate environment and enhance cash-on-cash returns. We believe that we will be able to optimize our risk-adjusted returns by maintaining a flexible investment mandate, shifting allocations based on ever-changing market conditions.

We anticipate our real estate investments will be geographically diversified across the United States, including large metro centers (targeting those which serve as headquarters to a significant concentration of Fortune 100 companies) in addition to diversified regional economies and markets experiencing population and economic growth. Through its history, the Brookfield Adviser has developed local expertise and relationships in most major U.S. markets, which have proven critical to sourcing attractive investment opportunities on a proprietary basis. We will also selectively invest in global gateway cities in which the Brookfield Adviser has comprehensive investment, portfolio management and operations capabilities. The Brookfield Adviser will seek to build a balanced portfolio across geographies, return profiles, and asset classes.

Our strategy will employ a deliberate and disciplined bottoms-up approach, which through multiple cycles has served as a key tenet of Brookfield’s real estate investment strategy. We will seek downside protection by buying assets at or below intrinsic value, diversifying positions across property type and geography, and prudently managing leverage at the asset level, generally on a non-recourse basis. With a market size of more than $15 trillion, commercial real estate encompasses a robust investable universe, which means that Brookfield can add value by being highly selective in choosing investments across multiple property types and throughout the capital structure.

Real Estate-Related Debt and Real Estate-Related Securities

Our real estate-related debt and real estate-related securities strategies will seek to achieve high current income and superior risk-adjusted returns. In addition, we believe that our investments in traded real estate-related securities will help maintain liquidity for our share repurchase plan and limit cash drag before investing the proceeds from this continuous offering into properties.

We will seek to employ an investment and loan origination approach that leverages (a) Brookfield and Oaktree Capital Management (together with its affiliates “Oaktree”)’s shared investment philosophy, which focuses on risk control, consistency and bottom-up analysis, (b) Brookfield and Oaktree’s collective significant sourcing relationships, and (c) collaboration with other organizational debt strategies, including high yield, convertibles, senior loans and distressed debt. Through collaboration with these other strategies, we will evaluate the relative value of potential investments in the context of the Brookfield and Oaktree’s global credit lens. We expect that most of our real estate-related investments will relate to U.S. properties, but we may also invest in real estate- related investments associated with non-U.S. properties.

We will primarily pursue real estate-related debt and real estate-related securities investments across three tiers: (i) diversified liquid debt (cash and cash equivalents, treasuries, agency and investment grade real-estate related corporate and structured credit securities), (ii) higher-yielding real estate-related corporate and structured credit securities and (iii) longer-term private debt positions (including commercial and residential first mortgages and mezzanine or junior debt). We intend to allocate our real estate-related debt among these three categories, tactically shifting to where we believe the most attractive risk-adjusted returns are available.

Additional details on the types of real estate-related debt and real estate-related securities in which we will seek to invest are below:

•	Agency securities refer to debt obligations generally issued by a government agency or related government-sponsored enterprise.

•

Real estate-related corporate securities encompass loans to real estate-related companies which may be either secured (by a pledge of specific assets) or unsecured (that is, general claims on the assets of the borrower that are effectively junior to the claims of any secured creditors to the extent of the value of the pledged assets).

•

Structured credit primarily consists of commercial mortgage-backed securities (“CMBS”), residential mortgage-backed securities (“RMBS”) and other asset-backed securities (“ABS”) that are collateralized by the cash flows of a financial asset, such as a commercial loan, a residential loan, or receivables.

•

Mezzanine or junior loans are debt obligations secured by a pledge of equity, membership interests or partnership interests in one or more companies owning a direct or indirect interest in real estate.

•

Commercial first mortgages (which include “A-notes” or “A-participations”) are secured loans collateralized by a first lien on commercial assets, which typically include multifamily, logistics, retail, office and hotel properties. Such investments may be made in individual loans secured by a single property or portfolio as well as in pools of loans.

•	Residential first mortgages are anticipated to be comprised of pools of first-lien mortgages collateralized by residential properties.

Investments

The following disclosure supplements the existing disclosure about our investments in the Prospectus.

Investments in Real Property

The following table provides information with respect to our real property portfolio as of March 31, 2021, giving effect to the Brookfield Contributions and the Dispositions as if they occurred on March 31, 2021.

Investment	Location	Type	Acquisition Date	Ownership Percentage	Fair Value(1)	Square Feet / Number of Units	Annualized Base Rent(2)	Occupancy Rate
Arbors of Las Colinas*	Texas	Multifamily	December 2020	90.0%	$57,701,030	408	$5,305,680	95%
Lakes at West Covina*	California	Office	February 2020	95.0%	$38,973,484	177,000	$4,064,181	84%
Two Liberty Center*	Virginia	Office	August 2019	96.5%	$87,525,500	179,000	$7,736,435	94%
Anzio Apartments*	Georgia	Multifamily	April 2019	90.0%	$64,530,000	448	$5,998,269	96%
Principal Place	London	Office	— (3)	20.0%	$224,249,410	643,000	£34,600,000	99%
Domain	Nashville	Multifamily	— (3)	100.0%	$68,642,682	324	$5,231,352	97%
The Burnham	Orlando	Multifamily	— (3)	100.0%	$112,808,253	328	$6,722,088	96%

(1)

Fair Value represents the gross asset value of the investment at the Company’s ownership percentage as of March 31, 2021. The acquisition of the 20% interest in Principal Place included in the Brookfield Portfolio is expected to be accounted for as an equity method investment. The fair value of the Company’s 20% interest in the equity of Principal Place was equal to approximately $98,976 as of March 31, 2021.

(2)

“Annualized Base Rent” is presented on an annualized basis and is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements or deferments)) under commenced leases as of December 31, 2020, by (ii) 12. Annualized base rent does not reflect tenant reimbursements.

(3)	Included in the Brookfield Portfolio.
*	Denotes an Equity Option Investment subject to the Option Investments Purchase Agreement, as more fully described below.

The following provides descriptions of the real properties in our portfolio:

Arbors of Las Colinas. On December 9, 2020, we partnered with TruAmerica Multifamily, LLC (“TruAmerica”) through a joint venture (the “Arbors Joint Venture”) to acquire a fee-simple interest in Arbors of Las Colinas (the “Arbors Property”), a multifamily asset located in Irving, Texas, for $63.5 million (exclusive of closing costs). The Arbors Joint Venture acquired the Arbors Property and paid related closing costs through a combination of $46.0 million of property-level debt from Federal Home Loan Mortgage Corporation (“Freddie Mac”), $19.2 million funded to the Joint Venture by the Company and $2.1 million funded by TruAmerica. We own a 90% interest in the Arbors Joint Venture and TruAmerica owns a 10% interest in the Arbor Joint Venture. We have control of the Arbors Joint Venture, and TruAmerica acts as the day-to-day property manager.

Lakes at West Covina. On February 14, 2020, we partnered with Waterford Property Company (“Waterford”) through a joint venture (the “Lakes Joint Venture”) to acquire a fee simple interest in Lakes at West Covina (the “Lakes Property”), a four story, two building office complex located in West Covina, California, for $40.9 million (exclusive of closing costs). The Lakes Joint Venture acquired the Lakes Property through a combination of $27.9 million of property-level debt from Wells Fargo Bank, N.A. and equity of $16.6 million funded from the Lakes Joint Venture (consisting of $15.7 million funded by us and $0.8 million funded by Waterford). We own a 95% interest in the Lakes Joint Venture and Waterford owns a 5% interest in the Lakes Joint Venture. We have control of the Lakes Joint Venture and employ a third-party firm for day-to-day property management services.

Two Liberty Center. On August 20, 2019, we partnered with Hines Interests Limited Partnership (“Hines”) through a joint venture (the “Liberty Joint Venture”) to acquire a fee simple interest in Two Liberty Center (the “Two Liberty Center”), a class “A” office asset located in Ballston, Virginia, for $91.2 million (excluding transaction costs). The Liberty Joint Venture acquired Two Liberty Center through a combination of $62.0 million of property- level debt from Bank of America Merrill Lynch and equity of $33.5 million funded from the Liberty Joint Venture (consisting of $32.3 million funded by us using borrowings under a line of credit and $1.1 million funded by Hines). We own 96.5% interest in the Liberty Joint Venture and Hines owns a 3.5% interest in the Liberty Joint Venture. We have control of the Liberty Joint Venture and Hines acts as the day-to-day property manager.

Anzio Apartments. On April 11, 2019, we partnered with TruAmerica through a joint venture (the “Anzio Joint Venture”) to acquire a fee simple interest in Anzio Apartments (the “Anzio Property”), a multifamily asset located in Lawrenceville, Georgia, from Anzio Apartments, LLC (the “Seller”) for $59.2 million (exclusive of closing costs). The Anzio Joint Venture acquired the Anzio Property and paid related closing costs through a combination of $44.4 million of property-level debt from the Federal Home Loan Mortgage Corporation (“Freddie Mac”), $14.9 million funded to the Anzio Joint Venture by us from borrowings under a line of credit and $1.7 million funded by TruAmerica. We have control of the Anzio Joint Venture and TruAmerica acts as the day-to-day property manager.

Principal Place. In June 2012, Brookfield acquired the development site for Principal Place, an office asset located in London, United Kingdom. Over the subsequent years, Brookfield designed and developed the building, and secured a 100% tenant in Amazon Inc. as their U.K. headquarters with a signed lease through 2032. In April 2017, Brookfield sold a 50% interest in the property to a third party, forming a joint venture entity managed by Brookfield. Brookfield expects to contribute this asset as part of the Brookfield Contributions described above.

Domain. In December 2017, Brookfield acquired an 88% interest in Domain, a 324-unit apartment building in Kissimmee, Florida from a third-party joint venture partner. In May 2021, Brookfield acquired the remaining 12% interest in the asset. Brookfield expects to contribute this asset as part of the Brookfield Contributions described above.

The Burnham. In August 2018, Brookfield acquired a 90% interest in what was later rebranded as The Burnham, a 328-unit multifamily property in Nashville, Tennessee, from a third-party joint venture partner. In May 2021, Brookfield acquired the remaining 10% interest in the asset. Brookfield expects to contribute this asset as part of the Brookfield Contributions described above.

Investments in Real Estate-Related Debt and Real Estate-Related Securities

The following tables provide information with respect to our real estate-related debt and real estate-related securities portfolio as of March 31, 2021, giving effect to the Dispositions as if they occurred on March 31, 2021.

Investment	Collateral	Interest Rate(1)	Maturity Date	Payment Terms	Trade Date	Ending Balance 3/31/21
BX 2020 BXLP G	Industrial Paper	L+2.50%	12/15/29	Principal due at maturity	01/23/20	$5,833,821
CGDB 2019 MOB F	Medical Office Mortgage Loans	L+2.55%	11/15/36	Principal due at maturity	02/04/20	3,939,200
BX 2019 IMC G*	International Markets Center and AmericasMart Atlanta	L+3.60%	4/15/34	Principal due at maturity	03/19/20	3,524,990
BX 2020 VIVA D	MGM Grand and Mandalay Bay Resort and Casino Las Vegas	3.67%	3/9/44	Principal due at maturity	05/05/20	—
BX 2020 VIVA E	MGM Grand and Mandalay Bay Resort and Casino Las Vegas	3.67%	3/9/44	Principal due at maturity	05/05/20	1,642,284

						$14,940,295

(1)	The term “L” refers to the one-month U.S. dollar-denominated London Interbank Offer Rate (“LIBOR”). As of March 31, 2021, one month LIBOR was equal to 0.11%.
*	Denotes a Debt Option Investment subject to the Option Investments Purchase Agreement, as more fully described below.

							As of March 31, 2021
Investment	Collateral	Interest Rate(1)	Maturity Date	Payment Terms(2)	Prior Liens		Face Amount	Unamortized Discount	Carrying Amount
IMC/AMC Bond Investment*	International Markets Center AmericasMart Atlanta	L + 6.15%	December 2023	Principal due at maturity	$1.643 billion	(3)	25,000,000	(227,964)	24,772,036
111 Montgomery*	The 111 Montgomery Street Condominium Brooklyn, New York	L+7.00%	February 2024	Principal due at maturity	none		3,675,515	(45,824)	3,629,691
The Avery Senior Loan*	The Avery Condominium San Francisco, California	L+7.30%	February 2024	Principal due at maturity	none		9,893,820	(110,288)	9,783,532
The Avery Mezzanine Loan*	The Avery Condominium San Francisco, California	L+12.50%	February 2024	Principal due at maturity	$200.1 million	(4)	2,219,378	(24,740)	2,194,638

							$40,788,713	$(408,816)	$40,379,897

(1)	The term “L” refers to the one-month U.S. dollar-denominated London Interbank Offer Rate (“LIBOR”). As of December 31, 2020, one-month LIBOR was equal to 0.14%.
(2)	The investment is not subject to delinquent principal or interest as of March 31, 2021.
(3)	The IMC / AMC Bond Investment is subordinate to a $1.15 billion first mortgage on properties owned by IMC and a $493 million first mortgage on properties owned by AMC.
(4)	The Avery Mezzanine Loan is subordinate to an Oaktree Capital Management first mortgage commitment of $200.1 million.
*	Denotes debt Option Investment, subject to the Option Investments Purchase Agreement, as more fully described below.

Financial Statements Related to the Brookfield Contributions and Dispositions

The Pro Forma Condensed Consolidated Financial Statements of Brookfield Real Estate Income Trust Inc. (Unaudited), and S-X 3-14 Financial Statements of Acquired Brookfield Portfolio are included as Exhibit A to this Prospectus Supplement.

Risk Factors

The following new risk factor supplements the risk factors in the Prospectus.

We are subject to certain risks with respect to the Adviser Transition Agreement and the Adviser Transition.

On July 15, 2021, we entered into the Adviser Transition Agreement, pursuant to which (i) we will accept the resignation of the Adviser as our external adviser under the Existing Advisory Agreement, and (ii) we will enter into the New Advisory Agreement with the Brookfield Adviser, in each case, to become effective as of the Transaction Effective Date. In addition, our board of directors has authorized a series of related transactions and actions, which we refer to collectively as the “Adviser Transition,” and which we expect to consummate on or before the Transaction Effective Date, subject to certain conditions, including, but not limited to, engaging BOWS as our dealer manager, reconstituting our board of directors, changing our executive officers and significantly changing our investment portfolio. The consummation of the Adviser Transition is subject to certain conditions, including regulatory approvals, and there can be no assurance that the Adviser Transition will be consummated on the terms set forth in the Adviser Transition Agreement and the agreements related to the Adviser Transition, or at all. We expect to incur significant costs in connection with the Adviser Transition, even if it is not ultimately consummated. If the Adviser Transition is consummated, our investment strategy and our business strategy will change without stockholder approval. In addition, because the Adviser Transition Agreement and the agreements related to the Adviser Transition are with Brookfield, an affiliate of Oaktree, certain terms of such agreements may not have been negotiated at arm’s length. We have also agreed during the Interim Period to operate our business subject to certain restrictions and in consultation with, or subject to the prior written consent of, Brookfield with respect to certain material decisions, and thus we may take or refrain from certain actions that we may otherwise have refrained from or undertaken, respectively, including with respect to decisions related to investments and dispositions.

We may be subject to certain risks in connection with Brookfield’s expected contribution of the Brookfield Portfolio to the Operating Partnership.

Brookfield expects to contribute to the Operating Partnership its interests in certain real estate property investments, which we collectively refer to as the “Brookfield Portfolio, ” in exchange for (i) shares of our common stock or Operating Partnership units and (ii) the assumption of certain debt related to the Brookfield Portfolio, equal to the appraised value of the contributions as of a current date prior to the closing of the contributions. Brookfield’s contribution of the Brookfield Portfolio is subject to certain conditions, and there can be no assurance that such contribution will take place as contemplated herein or at all, and if such contribution is consummated, there can be no assurance that the Brookfield Portfolio will have a positive impact on our investment performance.

We may be subject to certain risks in connection with the Option Investments Purchase Agreement with Oaktree.

In connection with the Adviser Transition, we have agreed to enter into the Option Investments Purchase Agreement, pursuant to which Oaktree will have the right to purchase the Operating Partnership’s entire interest in all of the Equity Option Investments or the Debt Option Investments, or both, for a period of 12 months following the earlier of (i) 18 months after the date upon which the Adviser Transition is completed and (ii) the date on which we notify Oaktree that we have issued in the aggregate $1 billion of our common stock to non-affiliates after the date the Adviser Transition is completed (such 12-month period, the “Option Period”) at price equal to the fair value of the applicable Option Investments, as determined in connection with our most recently determined NAV immediately prior to the closing of such purchase. Because this Option Investments Purchase Agreement is with Oaktree, an affiliate of Brookfield, the terms of the agreement were not negotiated at arm’s length. In addition, because of the Option Investments Purchase Agreement, we would be precluded from selling the Equity Option Investments or the Debt Option Investments to a third party, prior to the expiration of the Option Period, without the consent of Oaktree, even if the Adviser determines that it would be in our best interest to dispose of one or more of the Option Investments in order to rebalance our portfolio or for liquidity needs to fund share repurchases. In addition, the purchase price payable by Oaktree for the Option Investments pursuant to the Option Investments Purchase Agreement is fixed at the current appraised value as of the date of sale, which would preclude us from realizing any premium to appraised value that a third party may be willing to pay during the Option Period.

Our UPREIT structure may result in potential conflicts of interest with the Operating Partnership or limited partners in the Operating Partnership whose interests may not be aligned with those of our stockholders.

We expect to convert from our current organizational structure into an “UPREIT” in connection with the Adviser Transition. Conflicts of interest could arise as a result of the relationships between us and our affiliates, on the one hand, and the Operating Partnership or any partner thereof, on the other. Our directors and officers have duties to our company under applicable Maryland law in connection with their direction of the management of our company. At the same time, we will be the sole member of the general partner of the Operating Partnership and will have authority to make all decisions on behalf of such general partner. The general partner will have duties to the Operating Partnership and to the limited partners under Delaware law in connection with the management of the Operating Partnership. Under Delaware law, the general partner of a Delaware limited partnership has fiduciary duties of care and loyalty, and an obligation of good faith, to the partnership and its partners. While these duties and obligations cannot be eliminated entirely in the limited partnership agreement, Delaware law permits the parties to a limited partnership agreement to specify certain types or categories of activities that do not violate the general partner’s duty of loyalty and to modify the duty of care and obligation of good faith, so long as such modifications are not unreasonable. These duties as general partner of the Operating Partnership to the partnership and its partners may come into conflict with the interests of our company. Under the Operating Partnership Agreement, upon the admission of a person other than one of our subsidiaries as a limited partner in the Operating Partnership, the limited partners of the Operating Partnership will expressly agree that the general partner of the Operating Partnership is acting for the benefit of the Operating Partnership, our company and our stockholders, collectively. The general partner of the Operating Partnership will be under no obligation to give priority to the separate interests of the limited partners in deciding whether to cause the Operating Partnership to take or decline to take any actions. If there is a conflict between our interests and the interests of our stockholders, on the one hand, and the interests of the limited partners of the Operating Partnership other than us or our subsidiaries, on the other, that cannot be resolved in a manner not adverse to either, the partnership agreement will provide that such conflict will be resolved in favor of our stockholders and the general partner of the Operating Partnership, will not be liable for losses sustained by the limited partners in connection with such decisions provided it acted in good faith.

Additionally, the Operating Partnership Agreement will expressly limit the general partner’s liability by providing that the general partner will not be liable to the Operating Partnership or its limited partners for errors in judgment or other acts or omissions not amounting to willful misconduct or gross negligence since provision has been made in the partnership agreement for exculpation of the general partner. In addition, the Operating Partnership will be required to indemnify the general partner for liabilities the general partner incurs in dealings with third parties on behalf of the Operating Partnership. To the extent that the indemnification provisions purport to include indemnification of liabilities arising under the Securities Act, in the opinion of the SEC, such indemnification is contrary to public policy and therefore unenforceable.

The provisions of Delaware law that allow the fiduciary duties of a general partner to be modified by a partnership agreement have not been tested in a court of law, and we have not obtained an opinion of counsel covering the provisions set forth in the partnership agreement that purport to waive or restrict the general partner’s fiduciary duties.

Experts

The following paragraph supplements the “Experts” section in the Prospectus.

The combined statement of revenues and certain operating expenses of the Brookfield Portfolio for the year ended December 31, 2020, included in this Registration Statement of Oaktree Real Estate Income Trust, Inc. has been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unmodified opinion and includes an emphasis-of-matter paragraph referring to the purpose of the statement), and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Exhibit A

PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF BROOKFIELD REAL ESTATE INCOME TRUST INC. (UNAUDITED)

On July 15, 2021, Brookfield Real Estate Income Trust Inc. (formerly Oaktree Real Estate Income Trust, Inc.) and its wholly owned subsidiaries (collectively, the “Company”) entered into an adviser transition agreement, (the “Adviser Transition Agreement”), with Oaktree Fund Advisors, LLC (“Oaktree”) and Brookfield REIT Adviser LLC (“Brookfield”), pursuant to which the Company agreed to, among other things, (i) accept Oaktree’s resignation under the existing Advisory Agreement, dated April 11, 2018, between Oaktree and the Company, and enter into a new advisory agreement, between Brookfield and the Company, effective as of the date that the U.S. Securities and Exchange Commission (the “SEC”) declares effective this registration statement on Form S-11 (File No. 333-255557) (the “Registration Statement”) in connection with the Company’s follow-on public offering (such date referred to as, the “Transaction Effective Date”), (ii) sell its investments in Atlantis Paradise Island Resort commercial mortgage-backed securities (BHMS 2018 – ATLS D and BHMS 2018 – ATLS E) in their entirety and its debt investment in Woodspring (CGCMT 2020-WSS F), and (iii) sell to Oaktree or its affiliate all of the Company’s investments in the Atlantis Mezzanine Loan and the Ezlyn Joint Venture, in each case, at a price equal to the fair value of such investment, as determined in connection with the Company’s most recently determined net asset value (“NAV”) for those assets immediately prior to the closing of such sale (such transactions collectively referred to as, the “Transaction”). The aforementioned dispositions referenced in (ii) and (iii) are collectively referred to as the “Dispositions.”

In connection with the consummation of the Transaction, Brookfield REIT Operating Partnership L.P., the operating partnership of the Company (the “Operating Partnership”), also expects to acquire interests in a portfolio comprised of one office property and two multifamily properties (collectively, the “Brookfield Portfolio”), for an aggregate purchase price equal to the value of such interests, as determined by a current appraised value of such properties as valued by Altus Group U.S. Inc., the Company’s independent valuation advisor payable in shares of common stock of the Company or interests in the Operating Partnership (“OP Units”), or a combination thereof (such price per share/unit based on the most recently determined NAV of the Company immediately prior to the Transaction Effective Date). The properties are located across 2 states in the continental United States, with one property located in London, United Kingdom.

The following Unaudited Pro Forma Consolidated Financial Statements have been prepared to comply with Article 11 of Regulation S-X, as promulgated under the Securities Act of 1933, as amended (“Regulation S-X”). The Unaudited Pro Forma Consolidated Balance Sheet at March 31, 2021, reflects the financial position of the Company as if (i) the Dispositions occurred on March 31, 2021, and (ii) the Brookfield Portfolio was acquired on March 31, 2021. The Unaudited Pro Forma Consolidated Statements of Income for the three months ended March 31, 2021, and for the year ended December 31, 2020, present the Company’s results of operations as if the Dispositions and the acquisition of the Brookfield Portfolio were completed on January 1, 2021 and January 1, 2020, respectively. These Unaudited Pro Forma Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements of the Company and the notes thereto presented in the Company’s Quarterly Report on Form 10-Q for the three months ended March 31, 2021, filed with the SEC on May 17, 2021, the Company’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 31, 2021, and the combined statements of revenues and certain operating expenses of the Brookfield Portfolio prepared in accordance with Article 3-14 of Regulation S-X included herein.

The Unaudited Pro Forma Consolidated Financial Statements are not necessarily indicative of what the Company’s actual financial position or operating results would have been had the Dispositions and the acquisition of the Brookfield Portfolio occurred as of the dates indicated, nor are they indicative of future operating results of the Company. In the Company’s opinion, all adjustments necessary to reflect the effect of the Dispositions and the acquisition of the Brookfield Portfolio have been made.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

March 31, 2021

(In US$ thousands)

Brookfield Real Estate Income Trust Inc. and Subsidiaries Pro Forma Consolidated Balance Sheet March 31, 2021 (Unaudited) (in thousands, except per share amounts)	Brookfield Real Estate Income Trust Inc. (A)	Dispositions (B)		Acquisition of Brookfield Portfolio		Proforma
Assets
Investments in real estate, net	$312,758	$(78,031)		$181,451	(E)	$416,178
Investments in real estate-related loans and securities, net	85,789	(30,469)		—		55,320
Intangible assets, net	9,379	—		—		9,379
Cash and cash equivalents	27,167	61,514	(C)	2,984	(F)	91,665
Restricted cash	3,741	(534)		337	(F)	3,544
Accounts and other receivables, net	5,591	(61)		362	(F)	5,892
Equity accounted investments and other assets	888	(37)		99,221	(G)	100,072

Total Assets	$445,313	$(47,618)		$284,355		$682,050

Liabilities and Equity
Mortgage loans, net	$229,243	$(52,780)		$100,000	(H)	$276,463
Due to affiliates	18,604	(20)		—		18,584
Intangible liabilities, net	64	—		—		64
Accounts payable, accrued expenses and other liabilities	6,723	(904)		5,132	(I)	10,951
Commitments and contingencies	—	—		—		—

Total Liabilities	$254,634	$(53,704)		$105,132		$306,062
Stockholders’ Equity
Preferred stock, $0.01 par value per share, 50,000,000 shares authorized; no shares issued nor outstanding at March 31, 2021, actual and pro forma	$—	$ —		$ —		$—
Common stock, $0.01 par value per share, 1,000,000,000 shares authorized, 20,662,400 and 20,510,001 shares issued and outstanding, respectively, at March 31, 2021, actual; 1,000,000,000 shares authorized, 37,822,711.8 and 37,670,312.8 shares issued and outstanding, respectively, at March 31, 2021, pro forma	207	—		172	(J)	379
Additional paid-in capital	201,847	6,637	(D)	182,551	(J)	391,035
Accumulated deficit	(18,812)	—		(3,500	)(I)	(22,312)

Total Stockholders’ Equity	$183,242	$6,637		$179,223		$369,102
Non-controlling interests attributable to third party joint ventures	7,437	(551)		—		6,886

Total Equity	190,679	6,086		179,223		375,988

Total Liabilities and Stockholders’ Equity	$445,313	$(47,618)		$284,355		$682,050

NOTES TO THE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

(A)	Reflects the historical Consolidated Balance Sheet of the Company at March 31, 2021, as presented in the Company’s Q1 2021 10-Q.
(B)

Dispositions reflect the financial information as reported in the consolidated filed 10-Q and 10-K for the periods ended March 31, 2021 and December 31, 2020, respectively for the following investments, which are anticipated to be sold:

•	Ezlyn, a 332-unit multifamily asset in Colorado;
•	Two real estate-related securities and a mezzanine loan associated with the Atlantis Paradise Island Resort; and
•	One real estate-related security associated with the WoodSpring Suites Extended Stay Hotel.

For purposes of the pro forma balance sheet, the transaction price is calculated as the fair value as of March 31, 2021 for those assets.

(C)

Cash and cash equivalents includes an increase in cash in the amount of $61,920 representing the estimated net proceeds received in connection with the Dispositions assuming the transaction price is equal to the fair value of the disposed investments as of March 31, 2021, and is offset by the disposition of cash in the amount of $406 that is held by the disposed properties. The actual amount of cash received as consideration for the Dispositions will be equal to the fair value of such investment, as determined in connection with the Company’s most recently determined NAV for such investment immediately prior to the closing of such sale.

(D)

Additional paid-in capital of $6,637 represents the gain on the sale of the aforementioned investments assuming the transaction price is calculated as the fair value as of March 31, 2021 for those investments.

(E)

The acquisition of the multifamily assets in the Brookfield Portfolio will be accounted for as an asset acquisition. The Company allocates the purchase price of these investments based on the relative fair value of the assets acquired less accumulated depreciation and liabilities assumed. The components of the $181,451, which assumes the transaction price is calculated as the fair value as of March 31, 2021 for those investments, are as follows:

Component (USD thousands)	Balance as of March 31, 2021
Land	$14,940
Building	165,125
Furniture, Fixtures & Equipment	1,386
Total	$181,451

(F)

The balances in Cash and cash equivalents, Restricted cash and Accounts and other receivables, net, represent the property-specific amounts that will be acquired as part of the Brookfield Portfolio acquisition.

(G)

Equity accounted investments and other assets includes the acquisition of a 20% interest in Principal Place, an office asset in London, United Kingdom, at the fair value of the total equity in the asset as of March 31, 2021, which represents $98,976 of the balance. On a pro forma basis, Principal Place will be accounted for as an equity method investment at fair value.

(H)	Represents the mortgage debt associated with the multifamily assets in the Brookfield Portfolio.
(I)	Includes transaction costs of $3.5 million.
(J)

The presentation above assumes the issuance of 17,160,311.80 shares of common stock of the Company to be issued to Brookfield in consideration for the contribution of the Brookfield Portfolio, which is based on the fair value of the Brookfield Portfolio and NAV of the Company, each as of March 31, 2021. The actual number of shares or OP Units, or a combination thereof, to be issued in consideration for the contribution of the Brookfield Portfolio will be calculated by using the fair value of the Brookfield Portfolio as of a current date prior to the completion of the contributions, as determined by an independent valuation adviser, and the most recently determined NAV of the Company or the Operating Partnership, as applicable, immediately prior to the completion of the contributions.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME OF BROOKFIELD REAL ESTATE INCOME TRUST INC.

Three Months Ended March 31, 2021

(In US$ thousands)

Brookfield Real Estate Income Trust Inc. and Subsidiaries Pro Forma Consolidated Statements of Income For the Three Months Ended March 31, 2021 (in thousands, except per share amounts)	Brookfield Real Estate Income Trust Inc. (A)	Dispositions (B)	Acquisition of Brookfield Portfolio (C)	Proforma Adjustments	Proforma
Revenues
Rental revenues	$7,231	$(1,321)	$12,568	$(9,264)	$9,214
Other revenues	381	(78)	558	(166)	695

Total revenues	7,612	(1,399)	13,126	(9,430	)(D)	9,909
Expenses
Rental property operating	3,315	(392)	2,368	(653	)(E)	4,638
General and administrative expenses	1,016	(19)	—	3,503	(F)	4,500
Management fee	554	—	—	—	554
Performance fee	574	—	—	—	574
Depreciation and amortization	4,324	(616)	—	1,445	(G)	5,153

Total expenses	9,783	(1,027)	2,368	4,295	15,419
Fees waived	—	—	—	—	—

Net expenses	9,783	(1,027)	2,368	4,295	15,419
Other income (expense)
Income from real estate-related loans and securities	1,202	(469)	—	—	733
Interest expense	(1,372)	460	—	(518	)(H)	(1,430)
Realized gain on investments	981	7,695	(J)	—	—	8,676
Unrealized gain on investments	(12)	(1,348)	—	4,496	(I)	3,136

Total other income (expense)	799	6,338	—	3,978	11,115

Net income (loss)	(1,372)	5,966	10,758	(9,747)	5,605
Net income (loss) attributable to non-controlling interests	125	9	—	—	134

Net income (loss) attributable to stockholders	$ (1,247)	$ 5,975	$ 10,758	$(9,747)	$ 5,739

Per common share data:
Net income (loss) per share of common stock
Basic	$ (0.06)	$ 0.15
Diluted	$ (0.06)	$ 0.15
Weighted average number of shares outstanding
Basic	21,277,332	17,160,312	(K)	38,437,644
Diluted	21,277,332	17,160,312	(K)	38,437,644

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME OF BROOKFIELD REAL ESTATE INCOME TRUST INC

Year Ended December 31, 2020

(In US$ thousands)

Brookfield Real Estate Income Trust Inc. and Subsidiaries Pro Forma Consolidated Statements of Income For the Year Ended December 31, 2020 (in thousands, except per share amounts)	Brookfield Real Estate Income Trust Inc. (A)	Dispositions (B)	Acquisition of Brookfield Portfolio (C)	Proforma Adjustments	Proforma
Revenues
Rental revenues	$24,145	$(5,378)	$ 46,537	$(34,363)	$ 30,941
Other revenues	1,141	(277)	2,110	(619)	2,355

Total revenues	25,286	(5,655)	48,647	(34,982	)(D)	33,296
Expenses
Rental property operating	10,211	(1,789)	10,477	(2,814	)(E)	16,085
General and administrative expenses	3,474	(88)	—	3,591	(F)	6,977
Management fee	1,920	—	—	—	1,920
Performance fee	2,215	—	—	—	2,215
Depreciation and amortization	13,481	(3,735)	—	5,781	(G)	15,527

Total expenses	31,301	(5,612)	10,477	6,558	42,724
Fees waived	(749)	—	—	—	(749)

Net expenses	30,552	(5,612)	10,477	6,558	41,975
Other income (expense)
Income from real estate-related loans and securities	4,908	(2,332)	—	—	2,576
Interest expense	(4,948)	1,868	—	(2,846	)(H)	(5,926)
Realized gain on investments	144	7,830	(J)	—	—	7,974
Unrealized gain on investments	2,417	(1,506)	—	13,845	(I)	14,756

Total other income (expense)	2,521	5,860	—	10,999	19,380

Net income (loss)	(2,745)	5,817	38,170	(30,541)	10,701
Net income (loss) attributable to non-controlling interests	307	182	—	—	489

Net income (loss) attributable to stockholders	$(2,438)	$5,999	$38,170	$(30,541)	$11,190

Per common share data:
Net income (loss) per share of common stock
Basic	$ (0.13)	$ 0.31
Diluted	$ (0.13)	$ 0.31
Weighted average number of shares outstanding
Basic	18,895,893	17,160,312	(K)	36,056,205
Diluted	18,895,893	17,160,312	(K)	36,056,205

NOTES TO THE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(A)	Reflects the historical Consolidated Statements of Income for the three months ended March 31, 2021, as presented in the Company’s Q1 2021 10-Q.
(B)

Reflects the historical Consolidated Statements of Income for the three months ended March 31, 2021 and the year ended December 31, 2020 as presented in the Company’s Q1 2021 10-Q and 2020 10-K for the investments anticipated to be sold.

(C)	Reflects the combined statements of revenue and certain operating expenses of the Brookfield Portfolio for the three months ended March 31, 2021 and for the year ended December 31, 2020.
(D)

Revenue pro forma adjustments of $9,430 and $34,982 for the three months ended March 31, 2021 and the year ended December 31, 2020, respectively, relate entirely to the removal of the revenue associated with Principal Place, which on a pro forma basis will be accounted for as an equity method investment at fair value.

(E)

Property operating expense pro forma adjustments include $752 and $3,272 for the three months ended March 31, 2021 and the year ended December 31, 2020, respectively, relate to the removal of the expense associated with Principal Place, which on a pro forma basis will be accounted for as an equity method investment at fair value. Additionally, the multifamily assets that are being contributed are subject to a property management agreement with Brookfield Properties Multifamily LLC. Under the terms of the property management agreement, Brookfield Properties Multifamily LLC is entitled to a fee equal to 3% of gross rentals collected each month for each rental property for property management services. The pro forma adjustment reflects the property management fee that would be contractually payable to Brookfield Properties Multifamily LLC, assuming the acquisition of the multifamily assets included in the Brookfield Portfolio occurred on January 1, 2020 and that the Company will become a party to such property management agreement, which amounted to $99 and $458 for the three months ended March 31, 2021 and twelve months ended December 31, 2020, respectively.

(F)	Includes $3,500 of transaction costs that represent one-time costs and are not anticipated to recur.
(G)

Reflects depreciation expense associated with the acquisition of the multifamily assets included in the Brookfield Portfolio assuming that the acquisition of the multifamily assets included in the Brookfield Portfolio had been acquired as of January 1, 2020. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets including 30 years for buildings and five years for furniture, fixtures and equipment.

(H)

The pro forma adjustment reflects interest expense associated with the current in-place loan on the multifamily assets included in the Brookfield Portfolio which is a $100 million loan that has an interest rate of LIBOR plus 1.95% and is calculated as if the multifamily assets included in the Brookfield Portfolio had been acquired on January 1, 2020.

(I)

Reflects the change in fair value of Principal Place of $4,496 and $13,845 for the three months ended March 31, 2021 and the year ended December 31, 2020, respectively, based on the movement in value of the asset and the respective debt during those periods.

(J)

Realized gain on investments relates to the sale of Ezlyn, a 332-unit multifamily asset in Colorado along with the sale of two real estate-related securities and a mezzanine loan associated with the Atlantis Paradise Island Resort; the gain amounts represented in the periods presented are one-time gains associated with these sales and will not recur and are calculated assuming the transaction price is calculated as the fair value as of March 31, 2021 for those investments.

(K)

The presentation above assumes the issuance of 17,160,311.80 shares of common stock of the Company to be issued to Brookfield in consideration for the contribution of the Brookfield Portfolio, which is based on the fair value of the Brookfield Portfolio and NAV of the Company, each as of March 31, 2021. The actual number of shares, or OP Units, or a combination thereof, to be issued in consideration for the contribution of the Brookfield Portfolio will be calculated by using the fair value of the Brookfield Portfolio as of a current date prior to the completion of the contributions, as determined by an independent valuation adviser, and the most recently determined NAV of the Company or Operating Partnership, as applicable, immediately prior to the completion of the contributions.

Deloitte & Touche LLP 30 Rockefeller Plaza New York, NY 10112-0015 USA Tel: +1 212 492 4000 Fax: +1 212 489 1687 www.deloitte.com

INDEPENDENT AUDITORS’ REPORT

To Brookfield Property Partners L.P.:

We have audited the accompanying Combined Statement of Revenues and Certain Operating Expenses of the Brookfield Portfolio for the year ended December 31, 2020, and the related notes (the “Statement”).

Management’s Responsibility for the Statement

Management is responsible for the preparation and fair presentation of this Statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the Statement that is free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the Statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the Statement. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the Statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the Statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the Statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the Statement referred to above presents fairly, in all material respects, the revenues and certain operating expenses of the Brookfield Portfolio described in Note 2 of the Statement for the year ended December 31, 2020, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

We draw attention to Note 2 of the Statement, which describes that the accompanying Statement was prepared for the purpose of complying with the rules and regulations under Rule 3-14 of Regulation S-X of the Securities and Exchange Commission and is not intended to be a complete presentation of the Brookfield Portfolio’s revenues and expenses. Our opinion is not modified with respect to this matter.

/s/ Deloitte & Touche LLP

July 15, 2021

ACQUIRED MULTIFAMILY AND OFFICE BROOKFIELD PORTFOLIO

COMBINED STATEMENTS OF REVENUES AND CERTAIN OPERATING EXPENSES

FOR THE THREE MONTHS ENDED MARCH 31, 2021 (UNAUDITED) AND THE YEAR ENDED DECEMBER 31, 2020

(in USD thousands)

	Three Months Ended March 31, 2021 (Unaudited)	Year Ended December 31, 2020
Revenues
Rental revenue	$12,568	$46,537
Other revenue	558	2,110

Total revenues	13,126	48,647
Certain Operating Expenses
Rental property operating	(2,368)	(10,477)

Total certain operating expenses	(2,368)	(10,477)

Revenues in Excess of Certain Operating Expenses	$10,758	$38,170

See accompanying notes to Combined Statements of Revenues and Certain Operating Expenses.

NOTES TO COMBINED STATEMENTS OF REVENUES AND CERTAIN OPERATING EXPENSES

1. ORGANIZATION

In connection with the consummation of a planned adviser transition agreement, Oaktree Real Estate Income Trust, Inc. (the “REIT”) expects to acquire interests in a portfolio comprised of one office property and two multifamily properties (collectively, the “Brookfield Portfolio”). The Brookfield Portfolio will be acquired in consideration for shares of common stock of the REIT or interest in a subsidiary operating partnership (the “Operating Partnership”). The multifamily properties are located across 2 states in the continental United States, with the office property located in London, United Kingdom. The Brookfield Portfolio is currently owned by Brookfield Property Partners L.P.

2. BASIS OF PRESENTATION

The combined statements of revenues and certain operating expenses (the “Statement”) for the Brookfield Portfolio have been prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (the “SEC”) for inclusion in a Current Report on Form 8-K of the REIT, and with the provisions of SEC Rule 3-14 of Regulation S-X, which require certain information with respect to real estate operations to be included with certain filings with the SEC. The Statement includes the combined historical revenues and certain operating expenses of the Brookfield Portfolio, exclusive of items which may not be comparable to the proposed future operations of the Brookfield Portfolio subsequent to its acquisition by the REIT. Material amounts that would not be directly attributable to future operating results of the Brookfield Portfolio are excluded, and the Statement is not intended to be a complete presentation of the Brookfield Portfolio’s revenues and expenses. Items excluded consist primarily of interest expense, depreciation and amortization expense, and the amortization of above or below market leases recorded in conjunction with the original purchase price accounting.

The Statement for the three months ended March 31, 2021 is unaudited. In the opinion of management, the unaudited interim period includes all adjustments, which are of a normal and recurring nature, necessary for a fair and consistent presentation of the Brookfield Portfolio’s results of operations. The results of operations for the unaudited interim period presented are not necessarily indicative of full year results of operations.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of these Statements of Revenues and Certain Expenses in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of revenues and certain expenses. Actual results could differ from those estimates.

Revenue Recognition

Rental revenue is recognized on a straight-line basis. As such, the rental revenue for those leases that contain rent abatements and contractual increases are recognized on a straight-line basis over the applicable terms of the related lease. Other revenue largely represents parking revenue, homesharing revenue, insurance revenue, storage fees and health club fees and other revenues.

Operating Expenses

Operating expenses represent the direct expenses of operating the properties and consist primarily of repairs and maintenance, real estate taxes, management fees, insurance, utilities and other operating expenses that are expected to continue in the proposed future operations of the properties.

Foreign Exchange

Revenues and expenses associated with Principal Place are originally denominated in GBP and have been converted to USD for reporting purposes using the weighted average foreign exchange rate for the respective periods presented.

Subsequent Events

Brookfield Property Partners L.P. has evaluated events through July 15, 2021, the date the Statements of Revenues and Certain Expenses were available to be issued and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the Statements of Revenues and Certain Expenses.

4. OPERATING LEASES

The future minimum lease payments to be received under non-cancelable operating leases in effect as of December 31, 2020 are as follows (in USD thousands):

Years ending December 31:
2021	$49,133
2022	48,283
2023	48,387
2024	48,855
2025	49,329
Thereafter	348,294

Total	$592,281

5. LEASE OBLIGATIONS

The future finance lease obligations related to a ground lease on the office property as of December 31, 2020 are as follows (in USD thousands):

Years ending December 31:
2021	$2,649
2022	2,967
2023	2,967
2024	2,967
2025	2,967
Thereafter	55,642

Total	$70,159

6. COMMITMENTS AND CONTINGENCIES

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. There is no material litigation nor to management’s knowledge is any material litigation currently threatened against the property other than routine litigation, claims and administrative proceedings arising in the ordinary course of business.

7. MANAGEMENT AGREEMENT

In connection with the management of the rental operations, a property management fee was paid to an unrelated third party, which was calculated as 3% of gross cash receipts per quarter. Property management fees of $98,733 (unaudited) and $458,079 were recorded for the three-month period ended March 31, 2021, and the year ended December 31, 2020, respectively.

8. CONCENTRATION OF RISK

There are two multifamily properties in the acquired Brookfield Portfolio; one is located in Nashville, TN and the other in Orlando, FL. These properties are subject to the risks of real property ownership and local and national economic growth trends.

There is one office property in the acquired Brookfield Portfolio; Principal Place in London in the United Kingdom. Principal Place earned approximately 97% and 97% (unaudited) of its rental revenue from its anchor tenant, Amazon, for both the year ended December 31, 2020 and for the three month period ended March 31, 2021, respectively. The lease with Amazon goes through 2032. The loss of this tenant could have a significant negative impact on operations.